UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ No. 50.746.577/0001-15
NIRE 35.300.177.045
Publicly Held Company
CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with CVM Resolution No. 44, dated August 23, 2021, informs its shareholders and the market in general that, on this date, Banco Bradesco BBI S.A. (“Bradesco BBI”) and Banco BTG Pactual S.A. (“BTG Pactual”) have acquired, in equal proportions, preferred shares issued by Cosan Dez Participações S.A. (“Cosan Dez”) for a total amount of R$4 billion. These shares correspond, in terms of equity value, to approximately 23% of Cosan Dez’s total share capital and jointly grant political rights equivalent to 9.98% of the voting capital (the “Transaction”).

Cosan Dez is the vehicle that holds the shares of Compass Gás e Energia S.A. (“Compass”) owned by the Company. The Transaction represents a renegotiation of the financial terms of the structure established between the Company and Bradesco BBI in 2022. Regarding the conditions agreed upon in the context of the Transaction, the Company granted Bradesco BBI and BTG Pactual a put option on the shares of Cosan Dez held by these investors, exercisable in one or more opportunities, on a staggered basis, starting from the 5th, 6th, and 7th anniversaries of the Transaction, which allowed the Company to reduce the financial cost associated with the previous transaction. In addition, the Transaction follows the Company’s ongoing strategy to optimize liabilities following the recent capitalization.

With the closing of the Transaction, the corporate structure of Cosan Dez and Compass will be as follows:

São Paulo, December 30, 2025

Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 30, 2025

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer